SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2017 (Report No. 4)

Commission File Number: 0-27466

NICE LTD.
(Translation of Registrant's Name into English)

13 Zarchin Street, P.O. Box 690, Ra'anana, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1 Leading Furniture Retailer Streamlines Global Deliveries with NICE Robotic Process Automation, Dated June 05, 2017.

99.2 Over 100 Customers Migrated to the Advanced, Fully Integrated NICE inContact Solution – Displacing Legacy WFO Solution from Competitor, Dated June 07, 2017.

99.3 NICE Awards Leading EMEA Businesses for their Stand-Out Contributions to Customer Service, Dated June 08, 2017.

99.4 Boston Police Department Selects NICE Solutions to Bolster Efficiency, Service and Next Generation 9-1-1 Readiness, Dated June 12, 2017.

99.5 NICE Actimize Recognized as 2017 Financial Crime Product of the Year by Risk.net’s Operational Risk Awards, Dated June 14, 2017.

99.6 NICE inContact Joins FedRAMP Marketplace, Bringing the market leading Cloud platform to Government Contact Centers, Dated June 15, 2017.

99.7 NICE Actimize Draws Record Attendance for Its 2017 Financial Crime Product User Group From Global Financial Services Organizations, Dated June 19, 2017.

99.8 NICE Actimize Survey Finds Financial Services Organizations Focused on Automation as No. 1 Budget Priority in CDD/KYC Management, Dated June 20, 2017.

99.9 NICE Actimize Expands “Essentials” Cloud Offerings with Fraud Management Options Addressing Mid-Sized Financial Services Organizations, Dated June 26, 2017.

100.0 DMG Report Confirms: NICE is the Market Share Leader for Contact Center WFO, Dated June 28, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD.

By:	/s/ Yechiam Cohen
Name: Yechiam Cohen
Title: Corp. VP, General Counsel

Dated: July 3, 2017

EXHIBIT INDEX

CONTENTS

99.1 Leading Furniture Retailer Streamlines Global Deliveries with NICE Robotic Process Automation, Dated June 05, 2017.

99.2 Over 100 Customers Migrated to the Advanced, Fully Integrated NICE inContact Solution – Displacing Legacy WFO Solution from Competitor, Dated June 07, 2017.

99.3 NICE Awards Leading EMEA Businesses for their Stand-Out Contributions to Customer Service, Dated June 08, 2017.

99.4 Boston Police Department Selects NICE Solutions to Bolster Efficiency, Service and Next Generation 9-1-1 Readiness, Dated June 12, 2017.

99.5 NICE Actimize Recognized as 2017 Financial Crime Product of the Year by Risk.net’s Operational Risk Awards, Dated June 14, 2017.

99.6 NICE inContact Joins FedRAMP Marketplace, Bringing the market leading Cloud platform to Government Contact Centers, Dated June 15, 2017.

99.7 NICE Actimize Draws Record Attendance for Its 2017 Financial Crime Product User Group From Global Financial Services Organizations, Dated June 19, 2017.

99.8 NICE Actimize Survey Finds Financial Services Organizations Focused on Automation as No. 1 Budget Priority in CDD/KYC Management, Dated June 20, 2017.

99.9 NICE Actimize Expands “Essentials” Cloud Offerings with Fraud Management Options Addressing Mid-Sized Financial Services Organizations, Dated June 26, 2017.

100.0 DMG Report Confirms: NICE is the Market Share Leader for Contact Center WFO, Dated June 28, 2017.